UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-41484

TRIPLE FLAG PRECIOUS METALS CORP.

(Translation of the registrant’s name into English)

TD Canada Trust Tower, 161 Bay Street, Suite 4535, Toronto, Ontario, Canada M5J 2S1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.1 through 99.5 of this Form 6-K are incorporated by reference into Triple Flag Precious Metal Corp.'s registration statements on Form F-10 (File No. 333-266940) and Form S-8 (File No. 333-267209).

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Material Change Report, dated November 18, 2022

99.2	Arrangement Agreement between Triple Flag Precious Metals Corp. and Maverix Metals Inc., dated November 9, 2022

99.3	Voting Support Agreement among Triple Flag Precious Metals Corp., Maverix Metals Inc., and Triple Flag Mining Aggregator S.à r.l., dated November 9, 2022

99.4	Voting Support Agreement among Triple Flag Precious Metals Corp., Maverix Metals Inc., and Triple Flag Co-Invest Luxembourg Investment Company S.à r.l., dated November 9, 2022

99.5	Investor Rights Agreement Amending Agreement among Triple Flag Precious Metals Corp., Triple Flag Mining Aggregator S.à r.l. and Triple Flag Co-Invest Luxembourg Investment Company S.à r.l., dated November 9, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIPLE FLAG PREICOUS METALS CORP.

Date: November 18, 2022	By:	/s/ Sheldon Vanderkooy
Name: Sheldon Vanderkooy
Title: Chief Financial Officer